BLUEROCK CAPITAL MARKETS, LLC

FINANCIAL REPORT

December 31, 2024

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SEC FILE NUMBER
8-67058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bluerock Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

919 Third Avenue, 40th floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chad Kirschenblatt	516 393 5603	chad.kirschenblatt@jrsfinancialservices.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10-16-2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kamala Connors _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Bluerock Capital Markets LLC_____ , as of December 31 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Kamala Connors*

Title:
Chief Compliance Officer

_____
Notary Public

See Attachment

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Orange)

On 02/11/2025 before me, Cindy Isabel De Leon, Notary Public,
Date — Here Insert Name and Title of the Officer

personally appeared Kamala Connors
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

CINDY ISABEL DE LEON
Notary Public - California
Orange County
Commission # 2469114
My Comm. Expires Nov 1, 2027

Signature ______________________
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Form X-17A-5 Part III Document Date: 02/11/2025

Number of Pages: 2 Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Member
Bluerock Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bluerock Capital Markets, LLC (the Company) as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Woodbury, New York
February 28, 2025

BLUEROCK CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash and cash equivalents	$	5,353,498
Accounts receivable		97,646
Prepaid expenses and other assets		571,004
Right of use asset		395,427
Due from related party		21,664
Property and equipment - net		41,737
Total Assets	$	6,480,976

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,490,942
Accrued commissions payable		441,213
Lease liability		397,881
Due to related party		184,961
Total Liabilities	$	2,514,997
Members' Equity	$	3,965,979
Total Liabilities and Members' Equity	$	6,480,976

December 31, 2024

Note 1 – Nature of Business and Significant Accounting Policies

ORGANIZATION AND NATURE OF BUSINESS

Bluerock Capital Markets, LLC (the "Company"), is a Massachusetts limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities. The Company does not claim an exemption from SEA Rule 15c3-3 but instead files an exemption report, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company was formed on August 8, 2005, as Sunbelt New England Equities. BR Capital Markets, LLC (*currently the Company's sole Series A and Preferred member*) purchased 20 percent of the Company's LLC units on December 23, 2010. BR Capital Markets, LLC purchased the remaining LLC units in 60 percent and 20 percent increments on April 5, 2011, and October 21, 2011, respectively. Upon completion of these purchases, the Company's name was changed to Bluerock Capital Markets, LLC. BR Capital Markets, LLC admitted Interval Management, LLC, Interval Management II, LLC, and Interval Management III, LLC as Series B members on December 11, 2019, September 30, 2020, and October 11, 2021, respectively.

The Company has three classes of membership interest. Series A Units are held by BR Capital Markets, LLC which has 100% of the voting and control rights; however, 1% of the economic interest in the Company. Series B Units are held by Interval Management, LLC, Interval Management II, LLC, and Interval Management III, LLC, which have no voting & control rights; however, 99% of economic interest in the Company. Preferred Equity Units are held by BR Capital Markets, LLC which gives preferred position in distribution waterfall.

SIGNIFICANT ACCOUNTING POLICIES ARE AS FOLLOWS:

BASIS OF ACCOUNTING

The Company maintains its accounting records and prepares its financial statement on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America ("GAAP").

CASH AND CASH EQUIVALENTS

The Company maintains the majority of its cash and cash equivalents with financial institutions in the form of cash deposits and Treasury Bills. Certain deposit accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, the Company has had cash in financial institutions in excess of federally insured limits of approximately $1,974,351. The Company has not incurred any losses in connection with these deposits.

The Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

The Company does not have any restricted cash as of December 31, 2024.

December 31, 2024

Note 1 – Nature of Business and Significant Accounting Policies (continued)

ACCOUNTS RECEIVABLE

Accounts receivables are based on current contracts and stated at estimated net amounts due. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts are determined to be uncollectible, they are charged to operations at the time of such determination.

CREDIT LOSSES

The Company applies the provisions of Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments - Credit Losses (Topic 326), which introduces a credit loss methodology, Current Expected Credit Losses (CECL) that requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

At December 31, 2024, the Company determined it had no estimated credit loss affecting its financial statement.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using straight-line methods for all assets over their estimated useful lives of five years.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets, including Property and Equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

MANAGING BROKER DEALER AND MARKETING DUE DILIGENCE FEES AND EXPENSES

The Company recognizes managing broker dealer and marketing and due diligence fees on the trade-date as securities transactions occur. The Company acts as principal as it relates to these fees given it is primarily responsible for fulfilling all marketing and due diligence functions related to its offerings. The Company in turn pays a portion of these fees to third party dealers.

December 31, 2024

Note 1 – Nature of Business and Significant Accounting Policies (continued)

ESTIMATES

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INCOME TAXES

As a multi-member owned limited liability company, the Company files partnership tax return in all applicable jurisdictions. The Company is not subject to Federal income taxes; however, may be subject to certain state or local income taxes. All items of income, expense, gains, and losses are reportable by the members for tax purposes.

The Company follows the accounting guidance for uncertainty in income taxes pursuant to Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statement when it is more likely than not the position will be sustained upon examination by tax authorities.

The Company had no unrecognized tax benefits at December 31, 2024. No accrued interest and penalties associated with uncertain tax positions were recorded during the year ended December 31, 2024, or accrued for as of December 31, 2024.

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for the years prior to 2021 are no longer subject to examination by tax authorities.

REVENUE RECOGNITION

In accordance with ASC 606, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company sells securities and beneficial interest in Delaware Statutory Trusts ("DST") products on behalf of related parties. Each time a customer enters into buy transaction and transfers proceeds to related parties, the Company charges Managing broker-dealer & Marketing due diligence ("MBD & MDD") fees. The Company sells shares of related closed-end registered investment companies ("Funds"). Each time a customer enters into buy transaction and transfers proceeds to the Funds, the Company, via a third-party

December 31, 2024

Note 1 – Nature of Business and Significant Accounting Policies (continued)

Distributor receives distribution fees over the length of the investment. The Company advances commissions to third-party Distributors, Inc. for certain share classes of the Funds and subsequently receives reimbursement over 12 months via third-party Distributors. The Company recognizes any reimbursement above the total amount due as commission income.

The Company believes that the performance obligation is satisfied on the trade date. That is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

For the year-end 2024, the beginning balance of the Company's receivable was $174,880. The closing balance was $97,646.

FAIR VALUE MEASUREMENTS

The Company follows the guidance in FASB ASC 820, Fair Value Measurement. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-levels fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange traded equity and over the counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that

trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect

December 31, 2024

Note 1 – Nature of Business and Significant Accounting Policies (continued)

assumptions of management about the assumptions that market participants would use in pricing the investments.

ADOPTION OF NEW ACCOUNTING STANDARDS

The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that The Company operates as one operating segment. For further discussion refer to Note 10, Reportable Segments.

Note 2 – Advanced Commissions

Bluerock Total Income+ Real Estate Fund and Bluerock High Income Institutional Credit Fund, a Delaware Statutory Trust (the "Funds") are closed-end registered investment companies under the Investment Company Act of 1940, as amended, and in the case of certain share classes of the Funds, an investor pays no commission on its purchase, but ALPS Distributors, Inc (the "Distributor") has agreed to pay commissions to the selling broker-dealer pursuant to the Fund's prospectus ("Advanced Commissions"). The Distributor is entitled to receive distribution and shareholder servicing plan fees ("Plan Fees") for a period of time, and contingent deferred sales charges ("CDSCs") as repayment of the Advanced Commissions. The Company reimburses the Distributor for the Advanced Commissions the Distributor pays to the selling broker-dealer, and the Distributor pays the Company the Plan Fees and CDSCs it receives with respect to the applicable shares for the 12-month period succeeding each Advanced Commission payment. The Plan Fees are based on Fund Net Asset Value ("NAV") and can fluctuate from month to month. The Company has entered into a Wholesale Marketing Agreement which governs the relationship between the Distributor and the Company.

The Company carries the balance of Advanced Commissions net of any recoupment related thereto as a component of "Accounts receivable" on the Statement of Financial Condition. The Advance Commissions are payable monthly on an arrearage basis but are not included as a component of Accounts payable and accrued expenses as of the date of the financial statement because the Advanced Commissions do not meet the true definition of a liability as it is the liability of the Distributor, and not the liability of the Company.

For the year-ended December 31, 2024, the Company paid total Advanced Commissions of $182,762 and recouped $222,327 through Plan Fees. The Company will recoup the $97,646 outstanding balance in 2025, which is presented as a component of Accounts receivable on the Statement of Financial Condition.

December 31, 2024

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2024, the Company had net capital of $3,249,158, of which $3,107,853 was in excess of the minimum net capital requirement of $141,305. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2024, was 0.65 to 1.

Note 4 – Related Party Transactions

For the year ended December 31, 2024, substantially all of the Company's revenues, were earned from investors' transactions in various investment funds related to the Company by common control.

As of December 31, 2024, the Company is due reimbursable expenses in the amount of $21,664 from a related entity through common ownership and owes expenses in the amount of $184,961 to a related entity through common ownership.

The Company was allocated expenses from Bluerock Real Estate Holdings, LLC, an entity related by common control, for shared office spaces in New York and Michigan, use of personnel, and certain overhead expenses.

These transactions are conducted in the normal course of business and are measured at their exchange value, which is the amount established and agreed to by the related parties. The Company's operations and financial position could differ from those that would have been obtained if these entities were unrelated.

For the year ended December 31, 2024, the Company's preferred member, BR Capital Markets, LLC, made contributions of cash in the amount of $18,900,000 to the Company.

Note 5 – Property and Equipment

Major classes of Property and equipment are as follows:

Asset Type	Amount	Depreciable Life - Years
Computer and equipment	$ 47,360	5
Furniture and fixtures	42,189	5
Leasehold imporvements	25,774	5
Computer software	24,259	5
Total Cost	$ 139,582	
Accumulated Depreciation	$ (97,845)	
Property and equipment - net	$ 41,737	

Repairs and maintenance costs are expensed as incurred. All repairs or maintenance that increases the value, capacity, or lives of assets are capitalized and depreciated over their estimated useful lives.

Note 6 – Income Taxes

As of December 31, 2024, the Company had remaining net operating loss carryforwards ("NOL") for New York City Unincorporated Business Tax, which is available to offset future taxable income of approximately $7,583,758. The total NOL will not expire and will carry forward indefinitely. For the year-ended December 31, 2024, the carryforwards resulted in a deferred tax asset of approximately $303,500, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit. For the year-ended December 31, 2024, the valuation allowance increased by approximately $129,400 to approximately $303,500.

Note 7 – Leases

The Company accounts for leases in accordance to ASC 842 – Leases. The guidance requires the recognition of right of use assets and lease liabilities on the statement of financial condition for most operating leases.

Right of use asset represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the measurement date in determining the present value of the lease payments. The present value of the lease payments was determined using a 4.49% incremental borrowing rate.

The Company occupies office space at 4100 Newport Place, Suite 650 in Newport Beach, California under a lease agreement through May 31, 2028.

Minimum future rental payments under non-cancelable operating leases are as follows:

Year Ending	Total
12/31/2025	111,991
12/31/2026	121,841
12/31/2027	136,790
12/31/2028	58,232
Total Future Lease Payments	$ 428,854
Less: Imputed Interest	30,973
Lease Liability	$ 397,881

Note 8 – Economic Dependency

The Company is dependent on related entities, properties, and equity offerings, for revenue and equity contributions that are essential and critical, including but not limited to commission income, reimbursed costs, and member contributions. In the event that these related entities and properties are unable to provide substantial income and equity contributions, the Company would be required to seek revenue or funding from other sources.

Note 9 – Fair Value Measurements

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

a. Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
b. Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and
c. Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option pricing and excess earnings models).

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis at December 31, 2024:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2024				
Asset	Level 1	Level 2	Level 3	Balance at December 31, 2024
US Treasury Bills	$ 1,820,480	$ -	$ -	$ 1,820,480

As of December 31, 2024, all of the Company's U.S. Treasury Bills included in Cash and cash equivalents were considered to be Level 1 in the valuation hierarchy, valued based upon quoted prices in markets that are active and which the Company has the ability to access.

There were no liabilities required to be measured at fair value on a recurring basis at December 31, 2024.

Note 10 – Company Sponsored Plan

The Company sponsors a 401(k) plan for substantially all employees. The plan provides for the Company to make a discretionary matching contribution. There were no contributions in 2024.

Note 11 – Reportable Segments

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of selling securities and beneficial interests in DST products on behalf of related parties. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 1), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as reinvesting profits or paying dividends. The Company's operations constitute a single operating segment and, therefore, a single reportable segment because the CODM manages the business activities using information about the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

December 31, 2024

Note 12 – Commitments and Contingencies

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on its cash flow, results of operations or financial position.

Note 13 – Subsequent Events

The financial statement and related disclosures include evaluation of events up through and including February 28, 2025, which is the date the financial statement was available to be issued.

As of February 28, 2025, BR Capital Markets, LLC, as a preferred member of the Company, contributed capital of $2,800,000.